

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

Christopher T. Holmes
Chief Executive Officer
FB Financial Corporation
1221 Broadway, Suite 1300
Nashville, TN 37203

> **Re: FB Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed May 8, 2025**
> **File No. 333-287103**

Dear Christopher T. Holmes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Kanaly